As filed with the U.S. Securities and Exchange Commission on November 26, 2024

1933 Act File No. 333-255575

1940 Act File No. 811-23659

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   ☒

Pre-Effective Amendment No. ___

Post-Effective Amendment No. 81 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT

OF 1940 ☒

Amendment No. 87 ☒

(Check appropriate box or boxes.)

WISDOMTREE DIGITAL TRUST

(Exact Name of Registrant as Specified in Charter)

250 West 34th Street, 3rd Floor

New York, NY 10119

(Address of Principal Executive Offices) (Zip Code)

1-866-909-9473

(Registrant’s Telephone Number, including Area Code)

RYAN M. LOUVAR

WISDOMTREE DIGITAL TRUST

250 West 34th Street, 3rd Floor

New York, NY 10119

(Name and Address of Agent for Service)

Copies to:

Todd P. Zerega

Morgan, Lewis & Bockius LLP

One Oxford Centre, 32nd Floor

Pittsburgh, PA 15219-6401

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The Prospectus in the form filed on November 1, 2024, pursuant to Rule 497 under the Securities Act of 1933, as amended (File No. 333-255575), is incorporated herein by reference.

The Statement of Additional Information in the form filed on November 26, 2024, pursuant to Rule 497 under the Securities Act of 1933, as amended (File No. 333-2555575), is incorporated herein by reference.

This amendment is being filed in order to file the following as Exhibits to the Registration Statement:

Exhibit No. (a)(4)	Revised Schedule A to the Trust Instrument.

Exhibit No. (d)(2)	Revised Appendix A to the Investment Advisory Agreement between Registrant and WisdomTree Digital Management, Inc

Exhibit No. (d)(6)	Form of Revised Schedule A to the Sub-Advisory Agreement between WisdomTree Digital Management, Inc. and Mellon Investments Corporation.

Exhibit No. (g)	Custody Agreement between Registrant and The Bank of New York Mellon

Exhibit No. (g)(2)	Foreign Custody Manager Agreement between Registrant and The Bank of New York Mellon

Exhibit No. (h)(1)	Fund Administration and Accounting Agreement between Registrant and the Bank of New York Mellon

Exhibit No. (h)(3)	Revised Appendix A to the Transfer Agency and Service Agreement between Registrant and WisdomTree Transfers, Inc.

Item 28. Exhibits.

The following exhibits are incorporated by reference to the previously filed documents indicated below:

(a)(1)	Certificate of Trust of WisdomTree Digital Trust (the “Registrant”) dated April 19, 2021, is incorporated herein by reference to Exhibit (a)(1) of the Registrant’s Initial Registration Statement on Form N-1A as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0001193125-21-136968 on April 28, 2021.

(2)	Declaration of Trust of the Registrant dated April 19, 2021, is incorporated herein by reference to Exhibit (a)(2) of the Registrant’s Initial Registration Statement on Form N-1A as filed with the SEC via EDGAR Accession No. 0001193125-21-136968 on April 28, 2021.

(3)	Amended and Restated Declaration of Trust of the Registrant dated June 29, 2022, is incorporated herein by reference to Exhibit (a)(3) of the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

(4)	Revised Schedule A to the Trust Instrument is filed herewith.

(b)	Registrant’s By-Laws, as amended June 29, 2022, are incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

(c)	Not applicable.

(d)(1)	Investment Advisory Agreement between Registrant and WisdomTree Digital Management, Inc. is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 6 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-011368 on September 21, 2022.

(2)	Revised Appendix A to the Investment Advisory Agreement between Registrant and WisdomTree Digital Management, Inc. is filed herewith.

(3)	Investment Subadvisory Agreement between WisdomTree Digital Management, Inc. and Voya Investment Management Co. LLC is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 5 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-009586 on August 3, 2022.

(4)	Revised Appendix A to the Investment Subadvisory Agreement between Registrant and Voya Investment Management Co. LLC is incorporated herein by reference to Exhibit (d)(4) of the Registrant’s Post-Effective Amendment No. 71 filing, as filed with the SEC via EDGAR Accession No. 0001214659-23-013752 on October 20, 2023.

(5)	Investment Subadvisory Agreement between WisdomTree Digital Management, Inc. and Mellon Investments Corporation is incorporated herein by reference to the Registrant’s Post -Effective Amendment No. 20 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-014866 on December 13, 2022.

(6)	Form of Revised Schedule A to the Sub-Advisory Agreement between WisdomTree Digital Management, Inc. and Mellon Investments Corporation is filed herewith.

(e)	Distribution Agreement between Registrant and Foreside Fund Services, LLC is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 5 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-009586 on August 3, 2022.

(2)	Form of Revised Appendix A to the Distribution Agreement between Registrant and Foreside Fund Services, LLC is incorporated herein by reference to Exhibit (e)(2) of the Registrant’s Post-Effective Amendment No. 71 filing, as filed with the SEC via EDGAR Accession No. 0001214659-23-013752 on October 20, 2023.

(f)	Not applicable.

(g)	Custody Agreement between Registrant and The Bank of New York Mellon is filed herewith.

(2)	Foreign Custody Manager Agreement between Registrant and The Bank of New York Mellon is filed herewith.

(h)(1)	Fund Administration and Accounting Agreement between Registrant and the Bank of New York Mellon is filed herewith.

(2)

Amended and Restated Transfer Agency and Services Agreement between Registrant and WisdomTree Transfers, Inc. (formerly Securrency Transfers, Inc.) is incorporated herein by reference to the Registrant’s Post -Effective Amendment No. 56 filing, as filed with the SEC via EDGAR Accession No. 0001214659-23-008245 on June 2, 2023.

(3)	Revised Appendix A to the Transfer Agency and Service Agreement between Registrant and WisdomTree Transfers, Inc. is filed herewith.
(4)

CCO Services Agreement between Registrant and WisdomTree Digital Management, Inc. is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

(5)	Revised Appendix to the CCO Services Agreement between Registrant and WisdomTree Digital Management, Inc. is incorporated herein by reference to Exhibit (h)(6) of the Registrant’s Post-Effective Amendment No. 71 filing, as filed with the SEC via EDGAR Accession No. 0001214659-23-013752 on October 20, 2023.

(6)	Fund Services Agreement between Registrant and WisdomTree Digital Management, Inc. is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 6 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-011368 on September 21, 2022.

(7)	Revised Appendix to the Fund Services Agreement between Registrant and WisdomTree Digital Management, Inc. is incorporated herein by reference to Exhibit (h)(8) of the Registrant’s Post-Effective Amendment No. 71 filing, as filed with the SEC via EDGAR Accession No. 0001214659-23-013752 on October 20, 2023.

(i)	Opinion and consent of counsel, Morgan, Lewis & Bockius LLP, is incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 80 filing, as filed with the SEC via EDGAR Accession No. 0001214659-24-017995 on October 28, 2024.

(j)	Consent of independent registered public accounting firm, Ernst & Young LLP, is incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 80 filing, as filed with the SEC via EDGAR Accession No. 0001214659-24-017995 on October 28, 2024.

(k)	Not applicable.

(l)	Seed Capital Subscription Agreement is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)(1)	Code of Ethics of Registrant is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

(2)	Code of Ethics of WisdomTree Digital Management, Inc. is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

(3)	Code of Ethics of Voya Investment Management Co. LLC is incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

(q)	Powers of Attorney are incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 4 filing, as filed with the SEC via EDGAR Accession No. 0001214659-22-008714 on July 7, 2022.

Item 29. Persons Controlled by or Under Common Control with the Fund

None.

Item 30. Indemnification

Reference is made to Article IX of the Registrant’s Amended and Restated Declaration of Trust included as Exhibit (a)(3) to this Registration Statement with respect to the indemnification of the Registrant’s trustees and officers.

The Registrant, its trustees and officers, its investment adviser and persons affiliated with them are insured under policies of insurance maintained by Registrant and its investment adviser, respectively, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such trustees or officers.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

WisdomTree Digital Management, Inc. (“WTDM”), 250 West 34th Street, 3rd Floor, New York, NY 10119, an indirect wholly-owned subsidiary of WisdomTree, Inc., is a registered investment adviser and serves as investment adviser to the Registrant. The description of WTDM under the caption of “Management of the Fund – Investment Adviser” in the Prospectus and under the caption “Management of the Trust” in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement are incorporated herein by reference.

Each of the directors and officers of WTDM will also generally have substantial responsibilities (as noted below) as directors and/or officers of WisdomTree, Inc. and/or its subsidiaries, 250 West 34th Street, 3rd Floor, New York, NY 10119. To the knowledge of the Registrant, except as set forth below or otherwise disclosed in the Prospectus or Statement of Additional Information as noted above, none of the directors or executive officers of WTDM is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature.

Name	Position with WTDM	Principal Business(es) During Last Two Fiscal Years

William Peck	Chief Executive Officer and President	Dual officer of WisdomTree Asset Management, Inc. and WisdomTree Digital*

Bryan Edmiston	Chief Financial Officer and Treasurer	Dual officer of WisdomTree, Inc.

Ryan Louvar	Chief Legal Officer and Secretary	Dual officer of WisdomTree Asset Management, Inc. and WisdomTree Digital*

Stuart Bell	Chief Operating Officer	Dual officer of WisdomTree Asset Management, Inc. and WisdomTree Digital*

Jeremy Schwartz	Chief Investment Officer	Dual officer of WisdomTree Asset Management, Inc.

Terry Feld	Chief Compliance Officer	Dual officer of WisdomTree Asset Management, Inc. and WisdomTree Digital

* WisdomTree Digital refers to the separate division within WisdomTree and its affiliates commencing in 2021 and includes the separate advisory subsidiary, WisdomTree Digital Management, commencing in 2022.

WTDM, with the approval of the Trust’s Board of Trustees, selects the sub-adviser for each of the Registrant’s series, as applicable. Voya Investment Management Co. LLC serves as sub-adviser for those series as designated in the applicable Prospectus and Statement of Additional Information and Mellon Investments Corporation serves as sub-adviser for those other series as designated in the applicable Prospectus and Statement of Additional Information. To the knowledge of the Registrant, except as set forth below, none of the directors or executive officers of a sub-adviser is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature.

Voya Investment Management Co. LLC

Name	Position Held with Voya Investment Management Co., LLC	Principal Business(es) During the Last Two Fiscal Years*

Huey Paul Falgout	Managing Director — Head of IM Legal	Managing Director — Head of IM Legal

Michael Peters	Chief Operating Officer & Senior Managing Director	Head of Investment Business Management at AllianzGI

Jacob John Tuzza	Head of Distribution and Senior Managing Director	Head of Distribution and Senior Managing Director

Vincent Joseph Costa	Chief Investment Officer of Equities and Senior Managing Director	Chief Investment Officer of Equities and Senior Managing Director

Christine Lynn Hurtsellers	Director, Chairwoman and Chief Executive Officer	Chief Investment Officer of Fixed Income & Proprietary Investments and Senior Managing Director of VIM; Chief Investment Officer of Fixed Income & Proprietary Investments and Senior Managing Director of VAAM

Paul Zemsky	Senior Managing Director	Senior Managing Director of VIM and VAAM

Micheline Faver	Chief Compliance Officer, Senior Vice President	Senior Vice President and Chief Compliance Officer of VIM and VAAM

Amir Sahibzada	Chief Risk Officer and Managing Director	Chief Risk Officer of VIM and VAAM

Markus Wolff	Chief Financial Officer and Managing Director	Managing Director, Head of U.S. Business Management & Distribution Strategy at AllianzGI

Matthew Toms	Global Chief Investment Officer and Senior Managing Director	Managing Director and Head of U.S. Public Investments

*       Voya Investment Management LLC (“VIM”), Voya Alternative Asset Management LLC (“VAAM”).

Mellon Investments Corporation

Name	Position Held with Mellon Investments Corporation	Principal Business(es) During the Last Two Fiscal Years

Stephanie Pierce	Chief Executive Officer	Dual Officer of The Bank of New York Mellon
Lori Najjar	Chief Compliance Officer	Dual Officer of The Bank of New York Mellon
Giuliette Drake	Chief Financial Officer	The Bank of New York Mellon
Erica Fotta	Chief Operations Officer	Dual Officer of The Bank of New York Mellon
Hanneke Smits	Director	The Bank of New York Mellon; Newton
Christina Sujin King	Director	The Bank of New York Mellon

Item 32.	Foreside Fund Services, LLC

(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	AB Active ETFs, Inc.
2.	ABS Long/Short Strategies Fund
3.	Absolute Shares Trust
4.	ActivePassive Core Bond ETF, Series of Trust for Professional Managers
5.	ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers
6.	ActivePassive International Equity ETF, Series of Trust for Professional Managers
7.	ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers
8.	Adaptive Core ETF, Series of Collaborative Investment Series Trust
9.	AdvisorShares Trust
10.	AFA Multi-Manager Credit Fund
11.	AGF Investments Trust
12.	AIM ETF Products Trust
13.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
14.	AlphaCentric Prime Meridian Income Fund
15.	American Century ETF Trust
16.	Amplify ETF Trust
17.	Applied Finance Core Fund, Series of World Funds Trust
18.	Applied Finance Explorer Fund, Series of World Funds Trust
19.	Applied Finance Select Fund, Series of World Funds Trust
20.	ARK ETF Trust
21.	ARK Venture Fund
22.	ASYMmetric ETFs Trust
23.	B.A.D. ETF, Series of Listed Funds Trust
24.	Bitwise Funds Trust
25.	Bluestone Community Development Fund
26.	BondBloxx ETF Trust
27.	Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust
28.	Bridgeway Funds, Inc.
29.	Brinker Capital Destinations Trust
30.	Brookfield Real Assets Income Fund Inc.
31.	Build Funds Trust
32.	Calamos Convertible and High Income Fund
33.	Calamos Convertible Opportunities and Income Fund
34.	Calamos Dynamic Convertible and Income Fund
35.	Calamos ETF Trust
36.	Calamos Global Dynamic Income Fund
37.	Calamos Global Total Return Fund
38.	Calamos Strategic Total Return Fund
39.	Carlyle Tactical Private Credit Fund
40.	Cboe Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust

41.	Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
42.	Cboe Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
43.	Cboe Vest US Large Cap 10% Buffer VI Fund, Series of World Funds Trust
44.	Cboe Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
45.	Cboe Vest US Large Cap 20% Buffer VI Fund, Series of World Funds Trust
46.	Center Coast Brookfield MLP & Energy Infrastructure Fund
47.	Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
48.	Clifford Capital International Value Fund, Series of World Funds Trust
49.	Clifford Capital Partners Fund, Series of World Funds Trust
50.	Cliffwater Corporate Lending Fund
51.	Cliffwater Enhanced Lending Fund
52.	Cohen & Steers Infrastructure Fund, Inc.
53.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
54.	CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series
55.	CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
56.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust
57.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
58.	Davis Fundamental ETF Trust
59.	Defiance Daily Short Digitizing the Economy ETF, Series of ETF Series Solutions
60.	Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
61.	Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
62.	Defiance Next Gen H2 ETF, Series of ETF Series Solutions
63.	Defiance Pure Electric Vehicle ETF, Series of ETF Series Solutions
64.	Defiance Quantum ETF, Series of ETF Series Solutions
65.	Direxion Funds
66.	Direxion Shares ETF Trust
67.	Dividend Performers ETF, Series of Listed Funds Trust
68.	Dodge & Cox Funds
69.	DoubleLine ETF Trust
70.	DoubleLine Opportunistic Credit Fund
71.	DoubleLine Yield Opportunities Fund
72.	DriveWealth ETF Trust
73.	EIP Investment Trust
74.	Ellington Income Opportunities Fund
75.	ETF Managers Trust
76.	ETF Opportunities Trust
77.	Evanston Alternative Opportunities Fund
78.	Exchange Listed Funds Trust
79.	FlexShares Trust
80.	Forum Funds
81.	Forum Funds II
82.	Forum Real Estate Income Fund
83.	Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
84.	Grayscale Future of Finance ETF, Series of ETF Series Solutions
85.	Guinness Atkinson Funds
86.	Harbor ETF Trust
87.	Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
88.	Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust
89.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
90.	Horizon Kinetics Medical ETF, Series of Listed Funds Trust
91.	Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust
92.	IDX Funds
93.	Innovator ETFs Trust
94.	Ironwood Institutional Multi-Strategy Fund LLC
95.	Ironwood Multi-Strategy Fund LLC
96.	John Hancock Exchange-Traded Fund Trust
97.	LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
98.	Mairs & Power Balanced Fund, Series of Trust for Professional Managers

99.	Mairs & Power Growth Fund, Series of Trust for Professional Managers
100.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
101.	Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
102.	Manor Investment Funds
103.	Merk Stagflation ETF, Series of Listed Funds Trust
104.	Milliman Variable Insurance Trust
105.	Mindful Conservative ETF, Series of Collaborative Investment Series Trust
106.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
107.	Mohr Growth ETF, Series of Collaborative Investment Series Trust
108.	Mohr Sector Navigator ETF, Series of Collaborative Investment Series Trust
109.	Morgan Stanley ETF Trust
110.	Morningstar Funds Trust
111.	Mutual of America Investment Corporation
112.	NEOS ETF Trust
113.	North Square Investments Trust
114.	OTG Latin American Fund, Series of World Funds Trust
115.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
116.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
117.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
118.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
119.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
120.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
121.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
122.	Palmer Square Opportunistic Income Fund
123.	Partners Group Private Income Opportunities, LLC
124.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
125.	Perkins Discovery Fund, Series of World Funds Trust
126.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
127.	Plan Investment Fund, Inc.
128.	PMC Core Fixed Income Fund, Series of Trust for Professional Managers
129.	PMC Diversified Equity Fund, Series of Trust for Professional Managers
130.	Point Bridge America First ETF, Series of ETF Series Solutions
131.	Preferred-Plus ETF, Series of Listed Funds Trust
132.	Putnam ETF Trust
133.	Quaker Investment Trust
134.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
135.	Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
136.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
137.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
138.	Renaissance Capital Greenwich Funds
139.	Reynolds Funds, Inc.
140.	RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust
141.	RiverNorth Patriot ETF, Series of Listed Funds Trust
142.	RMB Investors Trust
143.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
144.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
145.	Roundhill Alerian LNG ETF, Series of Listed Funds Trust
146.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
147.	Roundhill BIG Bank ETF, Series of Listed Funds Trust
148.	Roundhill BIG Tech ETF, Series of Listed Funds Trust
149.	Roundhill Cannabis ETF, Series of Listed Funds Trust
150.	Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
151.	Roundhill MEME ETF, Series of Listed Funds Trust
152.	Roundhill S&P Global Luxury ETF, Series of Listed Funds Trust
153.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
154.	Roundhill Video Games ETF, Series of Listed Funds Trust
155.	Rule One Fund, Series of World Funds Trust
156.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust

157.	Six Circles Trust
158.	Sound Shore Fund, Inc.
159.	Sparrow Funds
160.	Spear Alpha ETF, Series of Listed Funds Trust
161.	STF Tactical Growth & Income ETF, Series of Listed Funds Trust
162.	STF Tactical Growth ETF, Series of Listed Funds Trust
163.	Strategic Trust
164.	Strategy Shares
165.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
166.	Syntax ETF Trust
167.	Tekla World Healthcare Fund
168.	Tema ETF Trust
169.	Teucrium Agricultural Strategy No K-1 ETF, Series of Listed Funds Trust
170.	Teucrium AiLA Long-Short Agriculture Strategy ETF, Series of Listed Funds Trust
171.	Teucrium AiLA Long-Short Base Metals Strategy ETF, Series of Listed Funds Trust
172.	The Community Development Fund
173.	The Finite Solar Finance Fund
174.	The Private Shares Fund
175.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
176.	Third Avenue Trust
177.	Third Avenue Variable Series Trust
178.	Tidal ETF Trust
179.	Tidal Trust II
180.	TIFF Investment Program
181.	Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
182.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
183.	Timothy Plan International ETF, Series of The Timothy Plan
184.	Timothy Plan Market Neutral ETF, Series of The Timothy Plan
185.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
186.	Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
187.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
188.	Total Fund Solution
189.	Touchstone ETF Trust
190.	TrueShares Eagle Global Renewable Energy Income ETF, Series of Listed Funds Trust
191.	TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
192.	TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
193.	TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
194.	TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
195.	TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
196.	TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
197.	TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
198.	TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
199.	TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
200.	TrueShares Structured Outcome (May) ETF, Listed Funds Trust
201.	TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
202.	TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
203.	TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
204.	TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
205.	U.S. Global Investors Funds
206.	Union Street Partners Value Fund, Series of World Funds Trust
207.	Variant Alternative Income Fund
208.	Variant Impact Fund
209.	VictoryShares Core Intermediate Bond ETF, Series of Victory Portfolios II
210.	VictoryShares Core Plus Intermediate Bond ETF, Series of Victory Portfolios II
211.	VictoryShares Corporate Bond ETF, Series of Victory Portfolios II
212.	VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
213.	VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
214.	VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II

215.	VictoryShares Free Cash Flow ETF, Series of Victory Portfolios II
216.	VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
217.	VictoryShares International Value Momentum ETF, Series of Victory Portfolios II
218.	VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
219.	VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
220.	VictoryShares Short-Term Bond ETF, Series of Victory Portfolios II
221.	VictoryShares THB Mid Cap ESG ETF, Series of Victory Portfolios II
222.	VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
223.	VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
224.	VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
225.	VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
226.	VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
227.	VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
228.	VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
229.	VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
230.	VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II
231.	VictoryShares US Value Momentum ETF, Series of Victory Portfolios II
232.	VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II
233.	Volatility Shares Trust
234.	West Loop Realty Fund, Series of Investment Managers Series Trust
235.	Wilshire Mutual Funds, Inc.
236.	Wilshire Variable Insurance Trust
237.	WisdomTree Digital Trust
238.	WisdomTree Trust
239.	WST Investment Trust
240.	XAI Octagon Floating Rate & Alternative Income Term Trust

(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant

Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Susan L. LaFond	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Treasurer	None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

(c)	Not applicable.

Item 33.	Location of Accounts and Records

(a)	The Registrant maintains accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder (collectively, “Records”) at its offices at 250 West 34th Street, 3rd Floor, New York, New York 10119.
(b)	Voya Investment Management Co., LLC maintains all records relating to its services as sub-adviser at 230 Park Avenue New York, New York 10169.

(c)	Mellon Investments Corporation maintains all records relating to its services as sub-adviser at 50 Fremont Street, Suite 3900, San Francisco, California 94105.
(d)	Foreside Fund Services, LLC maintains all Records relating to its services as Distributor of the Registrant at Three Canal Plaza, Suite 100, Portland, Maine 04101.
(e)	The Bank of New York Mellon maintains all Records relating to its services as administrator and custodian of the Registrant at 240 Greenwich Street, New York, New York 10286.
(f)	WisdomTree Transfers, Inc. maintains all Records relating to its services as Transfer Agent of the Registrant at 250 West 34th Street, 3rd Floor, New York, New York 10119.

Item 34. Management Services

There are no management-related service contracts not discussed in Part A or Part B.

Item 35. Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post- Effective Amendment No. 81 to Registration Statement No. 333-255575 to be signed on its behalf by the undersigned, duly authorized, in the City of New York, State of New York, on this 26th day of November, 2024.

WisdomTree Digital Trust

By: /s/ Stuart Bell
Stuart Bell
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 81 to the Registration Statement has been signed below by the following persons in the capacity indicated on this 26th day of November, 2024.

Signature	Title
/s/ Stuart Bell	President (Principal Executive Officer) and Trustee
Stuart Bell

/s/ David Castano	Treasurer (Principal Financial and Accounting Officer)
David Castano

/s/ Nicholas Fusco*	Trustee
Nicholas Fusco

/s/ Joseph Keenan*	Trustee
Joseph Keenan

/s/ Mary Moran Zeven*	Trustee
Mary Moran Zeven

* By:	/s/ Ryan Louvar Ryan Louvar (Attorney-in-Fact)

Exhibit Index

Exhibit Number	Exhibit

EX-(a)(4)	Revised Schedule A to the Trust Instrument.

EX-(d)(2)	Revised Appendix A to the Investment Advisory Agreement between Registrant and WisdomTree Digital Management, Inc

EX-(d)(6)	Form of Revised Schedule A to the Sub-Advisory Agreement between WisdomTree Digital Management, Inc. and Mellon Investments Corporation.

EX-(g)	Custody Agreement between Registrant and The Bank of New York Mellon

EX-(g)(2)	Foreign Custody Manager Agreement between Registrant and The Bank of New York Mellon

EX-(h)(1)	Fund Administration and Accounting Agreement between Registrant and the Bank of New York Mellon

EX-(h)(3)	Revised Appendix A to the Transfer Agency and Service Agreement between Registrant and WisdomTree Transfers, Inc.

EX-101.INS	XBRL Instance Document - the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase

EX-101.INS	XBRL Instance Document - the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document